US$4,750,000,000	Filed pursuant to rule 433
5.500% Senior Notes due 2013	File No. 333-132177

Terms and Conditions:

Issuer:	Citigroup Inc.

Ratings:	Aa3 (stable outlook)/AA-(negative outlook)/AA(negative outlook) (Moody’s / S&P / Fitch)
Trade Date:	April 4, 2008 (tranche 1), April 7, 2008 (tranche 2).
Settlement Date:	April 11, 2008 (T+5 days tranche 1, T+4 days tranche 2)
Maturity:	April 11, 2013
Total Par Amount:	U.S. $4,750,000,000.
Par Amount (tranche 1):	U.S. $4,500,000,000.
Par Amount (tranche 2):	U.S. $250,000,000.
Ranking:	Senior
Semi-Annual Coupon:	5.500% per annum.
Re-offer Spread to Benchmark:	T5 + 300 basis points (tranche 1), T5 + 290 basis points (tranche 2).
Re-offer Yield:	5.618% per annum (tranche 1), 5.660 per annum (tranche 2).
Public Offering Price:	99.492% (tranche 1), 99.312% (tranche 2).
Net Proceeds to Citigroup:	$4,709,982,500 (before expenses).
Interest Payment Dates:	The 11th day of April and October in each year, with following business day convention. The first interest payment date is October 11, 2008.
Day Count:	30/360.
Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.
Redemption at Issuer Option:	Only for tax purposes.
Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.
Sinking Fund:	Not applicable.
Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.
Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof
Book Manager:	Citigroup Global Markets Inc.
Senior Co-Managers:	Bear, Stearns & Co. Inc. Deutsche Bank Securities Inc. Goldman, Sachs & Co. Lehman Brothers Inc.
Junior Co-Managers:	Banc of America Securities LLC Blaylock Robert Van, LLC Credit Suisse Securities (USA) LLC Loop Capital Markets, LLC Greenwich Capital Markets, Inc. UBS Securities LLC
CUSIP:	172967 EQ 0
ISIN:	US172967EQ04
Common Code:	035766022

     Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-132177. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.